

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2012

Via E-mail
Mr. Brian Maciak
General Counsel, TBC Retail Group
TBC Corporation
4300 TBC Way
Palm Beach Gardens, FL 33410

> **Re:** **Midas, Inc.**
> **Schedule TO-T filed by Gearshift Merger Corp. and TBC Corporation**
> **Filed on March 28, 2012**
> **File No. 005-53735**

Dear Mr. Maciak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Lead Director of Midas was also recently a member of the TBC Corporation board of directors. Please provide us with your analysis as to the applicability of Rule 13e-3 to this transaction.

2. Please tell us what consideration you gave to including Sumitomo Corporation and/or its affiliates as bidders. We note that Sumitomo beneficially owns 100% of the common stock of TBC Corporation and appears to be at least partially financing the offer. Please refer to the factors discussed in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by

Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided. Finally, in your response, please specifically address the applicability of Item 1007 of Regulation M-A to the Sumitomo lines of credit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Bradley K. Edmister, Esq.
        Morgan, Lewis & Bockius LLP